SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                         Commission File Number: 0-21725
                                                 -------

                           NOTIFICATION OF LATE FILING


     (Check One): /X/ Form 10-KSB / / Form 11-K / / Form 20-F / / Form 10-Q
                                 / / Form N-SAR


For Period Ended:  March 31, 2000
                   --------------
/ / Transition Report on Form 10-K           / / Transition Report on Form 10-Q
/ / Transition Report on Form 20-F           / / Transition Report on Form N-SAR
/ / Transition Report on Form 11-K


For the Transition Period Ended:


  Read attached instruction sheet before preparing form. Please print or type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above identify the Item(s) to which the notification relates:

                         PART I. REGISTRANT INFORMATION

Full name of registrant:            The Translation Group, Ltd.
                                    ---------------------------

Former name if applicable

Address of principal executive office: 30 Washington Avenue
                                       --------------------

City, State and Zip Code: Haddonfield, New Jersey 08033
                          -----------------------------

                        PART II. RULE 12b-25 (b) AND (c)



If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

/ / (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-KSB, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The audited financial statements of the Registrant are dependent in part on the audited financial statements of its European subsidiaries. The final issuance of the audit report on the European operations is in progress but will not be issued until the week of July 3. The Registrant anticipates filing its Form 10-KSB within 15 days of the date of this filing.

                           PART IV. OTHER INFORMATION


     (1) Name and telephone number of person to contact in regard to this notification

         Kenneth A. Mack               (856)                      795 - 8669
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         (Name)                     (Area Code)               (Telephone number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during preceding 12 months or for such shorter period that the registrant was required to file such report been filed? If the answer is no, identify report (s).
                              /X/ Yes    / / No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            /X/ Yes    / / No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         See Exhibit 99.1


                           The Translation Group, Ltd.
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                  (Name of registrant as specified in charter)


     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated:  June 29,2000                By  /s/ Kenneth A. Mack
                                        -------------------
                                            Kenneth A. Mack
                                            Chief Financial Officer